Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

NICHOLAS CLAYTO	SPACINSIDER PODCAST	02.01.2022	11:00 AM

Energy Vault on SPACInsider Podcast

CORPORATE PARTICIPANTS

Nicholas Clayton - SPACInsider Host

Robert Piconi - Energy Vault Co-Founder and CEO –

Nick Clayton

Hello. And welcome to another SPACInsider Podcast. I'm Nick (PH) Clayton. And this week I will be speaking with Robert Piconi, co-founder and CEO of Energy Vault. Energy Vault entered into a $1.1 billion combination agreement with Novus Capital II in September. It has developed a unique energy storage technology that uses simple gravity and pulleys to hold and release stored energy from renewable sources. We discuss Energy Vault’s process for rolling out its first projects this year and how it has added financial security to the transaction despite the challenging market. Take a listen.

Great. So Rob, last month we spoke to what is, in some ways, kind of a sister company to Energy Vault and Heliogen. And we got into Bill Gross's winding path, idea labs, and sustainable energy. I'm really interested to know more about what brought you to this space.

Robert Picoli

Sure. Well, I, first of all, knew Bill Gross about 12 years ago. So it was Bill that had me collaborate with him on renewables and the importance of decarbonization. And we had collaborated on a few ideas. And then, about seven or eight years into our collaboration he had asked me about this new energy storage concept and to collaborate with him as a co-founder on this amazing new idea he had to solve this problem, which energy storage, as you know, is one of the biggest problems related to getting renewables deployed and sort of getting us off of fossil fuels.

So that's where it started. My first interaction with Billy was trying to hire me to be a CEO of one of his companies called eSolar at the time. Heliogen now is actually the end state that's going public that you referenced last month of that company. So, I feel like it's just come full circle now and very excited to not only, I guess, be a part of the beginning with this idea as a co-founder with Bill and our other CTO, Andrea Pedretti, but now being on the cusp of our initial public offering and going into the--going into the broader markets more globally with the with technology.

Nick Clayton

Like Heliogen, Energy Vault’s, technology is just fascinating. On some levels, it seems as simple as those little kinetic swinging ball cradles that everyone used to have on their desk in terms of how it works with the energy, but I'm sure I'm certain it's more complicated than that. But just how is it possible that the kind of the simple weight and momentum can store as much energy as you guys have been able to accomplish with designs?

Robert Picoli

It's a great question. And I’d get that frequently was, hey, why hasn't somebody thought about this? I mean, it seems like something we should have solved a long time ago, if it's so innovative. And if you look at what the basis of our technology is gravity, which 90% of all energy storage today are these large, pumped hydroelectric dams. They're built all over the world, anywhere you've got mountains and a river or you have these reservoirs. It all started there.

And that's what really was the beginning of the idea. And if you think about it very simply, if you think about what a pumped hydroelectric dam is, it's a water elevator, right. You've got water that's going down that turns a motor that generates electricity, and then it gets pumped with a water turbine back up to the top. And so, it's like a water elevator. And what we're doing is we're the elevator. But instead of water, our elevator exists in any building. So it can be built anywhere. We don't have the dependency of needing a mountain or needing water, which can be a precious resource in some places.

We have an elevator that we can put with, at a minimum, dirt. And let alone things like coal ash, waste materials, tailings from mining, wind blade, fiberglass, so all these things that would normally have to be landfilled or disposed of. So fundamentally, we've taken the concept of gravity and pumped hydro, but taken it and found a way to build it in an innovative way and innovative structure and do it with materials that have a beneficial reuse in recyclability so toward this circular economic vision. Of course, all orchestrated with AI and computerized control software.

So that's something 15, 20 years ago we couldn't do. So it's really fascinating now that the concept of taking gravity, which has been around forever, and all energy storage, and now using it in an innovative way with software, material science, and very sophisticated civil and structural engineering for this breakthrough.

Nick Clayton

So as far as storing the energy, how does your round trip efficiency compare to that of lithium ion batteries? And how do you compete on cost with things like natural gas peaker plants?

Robert Picoli

Well, look, we focus strongly on the technical performance. And we also knew the importance of efficiency and round trip efficiency, because we understood that there's a lot of technologies out there in thermodynamic processes, compressed air, liquid air, even some longer duration batteries that are all very low efficiency. And that makes a difficult economic case. So we focused on optimization of the movement of this composite block in the power electronics, as well, to ensure we had something that would be efficient to at least 80% and above. So we really focused on that because we wanted to be in the same range roughly of lithium ion.

So you asked about lithium. Lithium is in between 85% and 88% efficient as a technology. So that's really important to utilities and customers, because if you're experiencing a lot of loss in your process of storing energy, that makes your business case very, very difficult, very, very challenging. So we focused a lot of innovation on eliminating things in the architecture and the infrastructure associated with the movement of that composite block. And that's why we evolved from our first product, what we called our EB1 tower, to the new EVx, which essentially is much more vertical motion of these--think about vertical industrial freight elevators, moving these composite blocks in a vertical motion and very limited other motion.

And that keeps a round trip efficiency high. And we proved out in Switzerland in July 2020 at scale five megawatt interconnected with just off-the-shelf product in our first design over 75%, which is the highest for any mechanical system in any other thermodynamic compared to anything else. The new system is between 80% to 85% because of how we've architected it to help make it more efficient. So that was fundamental.

And then you asked about cost and how do we do on a--versus lithium ion, for example, that, obviously, there's a lot of demand for these lithium-ion batteries from the transportation sector, electric vehicles and now an energy storage so that we've actually seen, actually, cost increases in the last two years. However, that being said, what's very interesting about our tech versus lithium, from a cost perspective, is we don't degrade over time.

What does that mean? That means that while the customers with lithium have to replace those depleted cells that essentially degrade anywhere from 2.5% to 3.5% percent per year. It's called augmentation capex. We have zero degradation over time. Zero. So that means, on a levelized cost basis, which is how our customers think about it, meaning what's the cost of this, not only the initial capex, but the cost of any augmentation capex, which lithium-ion batteries need, what's the operating expense. So that's another key cost component.

We're extremely low because only one-third of our system actually needs maintenance. That's the power of electronics. The other, the fixed frame, the structure, no maintenance. We can be built in any ambient temperature. For example, lithium ion needs air conditioning. So think about the middle of the desert what that's going to cost you. So because we can be built in pretty much any ambient temperature, our operating expense is also very low. And from an end of life perspective, that's another cost that sort of a cost people don't talk about. But you better have something that's environmentally friendly to dispose of at the end, assuming you dispose of it.

Of course, our systems can last basically forever. It's just a big structure there. So from a cost perspective, we've got a technology without degradation that, on a levelized basis and the other things we're doing to optimize over time, it's going to be very, very cost competitive. And today, we're lower than lithium ion today.

Nick Clayton

How long was your process of prototyping this technology? And when will we see the first plant in action?

Robert Picoli

Our prototype cycle started with a one quarter scale system that we started in 2018. So we founded the company in November 2017. Coincidentally, I was in Switzerland with the CTO who happened to live 30 kilometers away from me. So that was a coincidence. So we incorporated a daughter company there immediately to build a first one quarter scale prototype. In that prototype, we proved out the main functionality of the, essentially, the lowering and lifting of composite blocks. In this case, they were barrels to start.

We also wrote the software stack and looked at how it was going to compensate for this pendulum effect that normally happens with motion. So we developed the algorithms to optimize the movement of those blocks without human intervention. But we also spent a lot of time on looking at alternatives to concrete. And in fact, we collaborated with cemX, which is the largest materials company for certain products in the world. I think that the third largest overall. And they had developed a polymer to make roads in low cost areas or emerging markets where you couldn't afford expensive aggregates. And we took that application that was used for these roads for cars and trucks to drive on and we developed it so we can make our composite blocks from soil. So just from the excavation at a minimum, and then developed that science to also use waste materials in the end.

So we did that in 2018. We announced the company the end of 2018. And when we announced it in the concept of gravity storage and innovated in the way we did it, we got a tremendous global response from all five continents of the world. And based on that, we chose to go right to commercial scale. We had a lot of interest in SoftBank in the end. The Vision Fund came in and funded our Series B. And in 2019, we started to build the first commercial scale system, five megawatt.

Even through a tough COVID, we got that interconnected to the grid, again, five megawatt, so full commercial scale in a town outside of Bellinzona in Switzerland. And that system was interconnected July 2020. We then commissioned that system, software, et cetera, and started to show it to customers. Got a lot of interest from things that are publicly announced now. Saudi Aramco, Energy Ventures came in as an investor, Enel Green Power, the largest global IPP in the world. 28 countries, 50 gigawatts, wind, solar, hydro under their management and growing.

So we got interest of some of the largest energy names in the world and announced agreements with them. And then, as we developed and along that process, it was very interesting because we got feedback from customers around the things they loved about our product, which was they loved the low cost. They loved the sustainability aspect. That was unique. To be able to use waste materials. That was unique. We were local.

So two-thirds of what they spend with us was put right back into the economy for jobs. That was amazing for them. And they liked the round trip efficiency. The two areas of feedback they gave us were, one was related to the height of the system. As I said, look, you have this tower crane. Could you do something more compact? The second thing they said is, we would like an alternative to lithium ion. Your first system was long duration. We would like something where you could at least start at three to four hours, the high end of short duration. And give us something competitive where we could do something much higher power, 25,50,100 megawatts and shorter duration for hours, but the seamless to go to long duration because we don't degrade.

So we took that feedback and ended up essentially redesigning to the new form factor, which is the VX, which is just a system building. And think vertical industrial freight elevators, again, all orchestrated with the same software, the same composite blocks that we proved out and built at scale in Switzerland, and the same fundamental dynamics of gravity and the power electronics that are charging and discharging the energy. So that became the basis of all the agreements we announced last year in 2021 starting with Saudi Aramco, Enel Green Power, and just going right up through our announcements of over half a billion dollars with DG Fuels for sustainable aviation fuel and, most recently, Korea's Zinc that we'll talk about later.

Nick Clayton

And so it looks like Energy Vault is currently on track to generate its first revenue this year. How much concrete visibility do you have in your next few years financially with many of these projects still being kind of a letter of intent stage?

Robert Picoli

Well, we have a lot of projects that are not letter of intent stage that have been announced. So let me add some color to that. So we, for this year and going into this year, we looked at, as we were in our process to go public, we had a set of eight agreements signed, that included contracts, LOIs, as well as purchase orders. So we got enough visibility last year as we went to the public markets mid-year to start our pipe process, where we felt confident that we could predict roughly where we thought we would be for 2022.

And what you've seen the second half of the year, if I can highlight, first of all, we closed a Series C of $107 million. So that gave us the flexibility that, regardless of what happened in the capital markets, we could still keep our foot on the accelerator for growth. So that's important because that gives us certainty of capital, regardless if there's something that would happen with the IPO and because of the visibility we had with customers.

We then announced the SPAC itself. Shortly thereafter, we announced the MOU and the investment by BHP. So BHP, you know them. It's one of the largest, I think, the largest mining company in the world, $140 billion market cap, massive operations in Australia, but also other places in the world. So we announced them not only as investor, but the MOU for storage, so actively collaborating with them for storage and getting started here in 2022.

We then announced the deal. I mentioned DG Fuels. So that's a definitive agreement. It's over $0.5 billion dollars. So three projects starting with 500 megawatt hour in the state of Louisiana. And that's a project where we're going to be providing storage combined with PV to make green hydrogen that supports their waste to energy process to make what's called SAF, or sustainable aviation fuel, which is essentially green jet fuel. So that's a large, very large project to get started. 500 megawatt hour. It's about $180 million, just the first project.

And as we publicly stated, that's scheduled to break ground in mid 2022. And then, finally, what I'd say is getting to your question on visibility and where we are, we announced another significant agreement with Korea Zinc, which is the largest non-ferrous metals producer in the world. And they're the leader in things like zinc, silver, lead, and there's a rare metal called indium, which is a very soft metal that's used in a lot of products. And so we announced a deal with them where we're going to be starting deployments in 2022 in Australia. They have a large, fully own group called Sun Metals, which is their smelting operations for zinc and other mining.

They also have a company called Arc Energy where they announced in December where they acquired over nine gigawatts of wind and solar. And they did that because of their commitment to get to 80% powered by renewables by 2030, which is a very aggressive goal, and 100% by 2040. So what I really like about the leadership of Korea Zinc is not only do they put targets, but they invest the capital behind it to make it happen.

And that's part of what happened with us where not only did we announce a strategic partnership with them to go help them electrify their operations and power their operations, but they also invested $50 million into our pipe. So we were not raising money. We were talking to them about projects. They really liked our company. They saw the important role we can play in their evolution in their clean energy transition. So we agreed to upsize our pipe from $100 million to $150 million as a part of the agreement with them. So we're just super excited about that and working with them.

And as you can imagine having that extra $50 million, it puts us in a position where we're substantially fully funded in the business plan regardless of what happens with redemptions. All but $20 million is the only minimum cash. But something that, again, given what Novus, our partner, has in trust, $288 million, we can now focus just on execution, regardless of what happens in the capital markets. And as a CEO, I can tell you, if you have a situation where you can just focus on execution, it is the best situation to be in.

Nick Clayton

Great. That's actually what I wanted to get to next is just because all of our listeners are watching the market as it is right now. But with all of those different funding mechanisms that you just mentioned, as well as some of the business that you've already locked in, I'm just looking at your capex. Looks like you're going to be spending more than $200 million this year on capex and nearly that next year. How well have you have you effectively covered all of those things so far?

Robert Picoli

Sure, Nick. By the way, it's a great question and the right question given where the markets are. Look, as we went into this, and this is, I think, important to understand how we approached going public. And number one, what was a little bit unique about how we did it is we started a Series C at the beginning of the year. We were watching what was going on in the SPAC markets, of course. And that could be an alternative. Uniquely, two of our investors that were in our last round were involved in the SPAC markets. And they had a trading SPAC.

So they actually approached us when we were starting our Series C process. And they said, Rob, go ahead and do your Series C. Maybe you don't need to raise as much. And why don't you fully fund your business plan through our SPAC. So because they were already investors, Nick, it just aligned to discussions because we had aligned interests as an investor in the company. They knew the company already. They had already done diligence on it because they invested in it before.

So we didn't do a SPAC upon (PH), I guess, if you can use that term, or look to maximize value. And we signed the LOI with them in April and chose to essentially cut back our Series C to a full $100 million. Why? We wanted that $100 million in case something like what's happening now is happening where there's been a shift in how investors are thinking about either new growth companies or the SPAC as a structure. So you always have to be prepared. What I've learned in my career, you always plan for a worst case scenario just to be prepared. And you have to be able to adapt.

So as we went into the pipe markets in the second half of May, you’ll remember that's when the NASDAQ corrected the first half of May. And it was the most difficult time. But we actually succeeded in raising $100 million pipe following this $100 million Series C that it ended up at $107 million. So that locked us into prepare us that, in any scenario, we'd have a substantially funded business plan in any event. So as we entered this fall period now, I guess what I'd say is, the extra kicker here is not only the Series C with names like BHP, with names like Pickering Energy with all the people that re-upped, meaning at a higher valuation, people like Softbank cemX, so all of our existing strategic investors.

But the fact that then you have Korea Zinc, who we weren't even talking to them about investment, want to put $50 million in our pipe as well, what that means is in terms of how we're thinking about our business plan and our capital spending, to come back to your question, we're fully funded roughly in any event. Look, this is the result of not only solid planning, solid preparation--every battle is won before it's fought somebody once said, I think. You have to be prepared. And obviously, having a great team of people very seasoned, all 25 to 35 year vets in big public companies, but also people that have worked in high growth environments and having just a great set of investors and customers that really liked what we're doing. Obviously, when you have that, as well, we've got ourselves situated just to go, basically, take on the world and execute and build out to a massive sales funnel and a great set of customers.

Nick Clayton

Really, that answered most of the questions I really wanted to ask you about the transaction. But I'm still not done. There's still plenty I find interesting about the technology as well that I wanted to get into. And one of those things is just a given that gravity is sort of the main ingredient for your plant working, which is everywhere. Do you see any geographic restrictions on where your projects can be built? And how do conditions like wind affect your plans? And are there any areas where you would not build?

Robert Picoli

By the way, great question because we are gravity. So unlike lithium ion that can fit in a smaller form factor, we obviously have a larger footprint and a taller one. So we won't be building in cities where the cost of real estate is very high in any event, or even in residentials. But we're targeted on large utility scale. And when we redesigned our first EB1 tower into EVX--remember what I said about the feedback from customers. They wanted something that was shorter, more compact. So we designed it to International Building Code. So we lowered the height by 40%.

So essentially, Nick, you can build this anywhere you can build a 20 story building. So as long as you can build a building, you can build it. And if you think about where are we building out in wind farms, out near these large solar arrays, middle of the desert, coal plants that are making that transition. There's a grid connection there. They're shutting them down. There's coal ash. We can use that for composite blocks, all locally built.

So in terms of limitations, you can't put us in swampy land. But, otherwise, anywhere you can build out and build a building and a lot of the areas where utility scales being done, even think about desalination plants that need 24/7 power to run them, they need 8 to 12 hours. Lithium is impossible, way too expensive. They can't do long duration. You need an economical solution. And we can build those buildings out where there are these industrial facilities.

So from that perspective, we don't really have a limitation because our target market is this large utility scale. And also, you mentioned wind and things. Because we designed it and shortened it and made it a cladded building to International Building Code, wherever we build, we're going to have to comply with that location’s building code. So, for example, if it's an area where there can be hurricanes, that would adapt the type of structure we're going to build and the type of cladding, potentially. Customers know that. So it's flexible that can be built and fortified, for example, for certain locations. But in the end, we have to comply to those International Building Codes.

And I think, for the most part, everywhere we're building, if you look at where the large dollars are getting spent, utility scale, we have so much market. And we need more, by the way. I'm rooting for all large companies because we need we need a lot of them as long as they're--as long as they're sustainable. And you know, some technologies have their challenges there. So I think we have that responsibility as companies, especially we're solving one problem renewables, let's not create other liabilities. And we were very conscious of that even with our supply chain. Everything's been built local, lowers GHGs from the transportation sector, et cetera.

Nick Clayton

Cool. And also on the flip side of that, are there underserved areas where energy storage can provide a uniquely positive solution where, for one reason or other, energy storage options just won't work?

Robert Picoli

Well, in emerging markets, it's a great question. Wherever the grid hasn't been built out, you can think about doing something off grid in areas where you could build a large solar array with storage to power smaller towns and villages over an area where you would build a capability from an off grid scenario where you could build the grid lines into areas and start to bring power is powered by the sun, for example, and with a coupling of storage to power what you need to through the night but make sure you can power things during the day or begin to power industrial processes or desalination plants, for example, because they need drinking water and a lot of air location.

So those are, I think, opportunities for this type of storage. The other thing that's unique with us about our storage is it's a building. And there's a lot of central area in it that’s unused. So you can think about integration of things like data centers. Or what about vertical farming where you've got--if you think about vertical farming, their three biggest costs are real estate, okay, check, energy, because they a lot of times they use lighting to power and for their growth of the vegetables. Well, that's what we're doing. We're storing renewable energy. And then, the third, of course, is labor for those cases.

So I think there's other opportunities for us to think about innovation in integration, given we're building a building. And if you think about how we founded the company, how did we innovate to start? We took gravity. Why? Because time was so important for us to get to market quickly. We knew this problem was massive. We knew it was going to take people by surprise. And we really wanted to get in front of it. That meant that we couldn't rely on science projects or things that weren't proven. So we took gravity and then applied our innovation to ultra-low cost materials, material science, the structural and civil engineering, and software to create this innovation.

In a similar way, we're thinking about our structure now that’s sitting there. How could we utilize and integrate and innovate? So I think there's a lot of possibilities that really become endless, especially, think about the circular economy. So if you think about our role in society and the reuse and recycling, think about the group's coal plants, Duke Energy as an example. They have $80 million tons of coal that they have to dispose of over the next 15 years. It's a massive liability, I think, at around $8 billion dollars. And think about if we can reuse those things in a sustainable way as we're building out renewable energy storage.

So I think those are--I mentioned those three opportunities, one of them being the environmental and the beneficial reuse of waste material. So all of those things are important. And one of them, in particular, the beneficiaries of waste materials, completely unique to our energy storage.

Nick Clayton

I guess something else I want to ask, which is just how scalable are your designs? And you mentioned some of the different projects you've already signed on to. How are the needs in terms of scale and some of those other factors different between what corporations are potentially working for utilities, stuff like that?

Robert Picoli

Well, it's another great question. So part of our redesign to EVX is we went to a platform that was modular. So you can build out our system in essentially 10 megawatt hour modules. It's essentially four meter by four meter square of a structure with a--think about an elevator or lifting system in it for the composite block. So you can just build that out where you build, depending on the power you want, you build down one access of the building, and dependent on the storage or what we call the energy, that dictates how many composite blocks because that's the storage medium.

This goes back to your physics classes, right. It's all potential energy to height. So we have these blocks that are raised at height. It's all potential energy. When you need the energy, the software lowers, it turns a motor and discharges. And we can accelerate, decelerate. It's all controlled with software. So everything's modular. You build down those two accesses. And you just build it out as a building. People can start--so you mentioned how customers used it. Some of them may start big, like DG Fuels, we announced. They're starting with 500 megawatt hours. So a full half a gigawatt hour because they have a large duration need for the storage to make green hydrogen.

Others are going to start with 50 megawatt hour, which is still an important system. I mean, that's still a good sized system. And then, they can build on that same site and just expand it. So, Nick, it allows us to be flexible as we build. That was one of the innovations in the shift to our EVx platform.

Nick Clayton

Great. And going back to the SPAC side of things a little bit, you touched upon how you decided to go with the SPAC option and how that worked. But in terms of just sort of now, why did now sort of seem like the right time as opposed to just continuing those private rounds for a period of time and then a regular IDO?

Robert Picoli

By the way, it's a great question. It's not really something I consider why now. Because we're down the path. So we're--SEC has signed off. So we're doing it. This is a good question from what's changed from when we decided to go into this. A lot’s changed. And when a lot changes, you do have to rethink things and look at do I need to make a course correction on it. And here's what I'll share with you. We have a great partner in Novus. They were investors already. I stayed committed, and we stayed committed to our partners through the process.

We did adapt things. We did $100 million pipe. We did a Series C before to make sure we could be flexible. We ended up getting more money in the pipe, which we took it even though we weren't raised raising the money because of the nature of the capital market. So I would say, Nick, uniquely, because of the solution we have, the customer traction and adoption we were seeing, we had opportunities I think other companies didn't in terms of strategic customers not only going to deploy us but continuing to invest in us. So to give you give us that flexibility.

So we continue that path despite the weakness in the markets. And in fact, we've only gotten stronger with getting strategics like Korea Zinc, like BHP that are investing in a company, which, when you have a large strategic that's going to deploy you because also they're an investor, it just aligns interest. So what I share with you is, we still believe this is a very attractive option for the company. And we're well funded. So that's pretty unique to it at this stage as you know how difficult the markets are.

But I'd also share one more thing with you. And this may sound a bit contrarian. But I will tell you that I don't think the SPAC structure is one that gives investors, at this point, a good indication of the type of company they're investing in. And what I mean is, if you look at the nature of the incentives of the structures now and the fact that there's redemption levels happening regardless of the potential the company have because the nature of the cash and trust, having a warrant associated with it, and you have the hedge funds and a lot of the arbitrage players that are structuring things not only going into the SPAC and the de-SPAC, but even in the first three months. What's unfortunate about the SPAC market is those dynamic short term focus traders are (INAUDIBLE) these stocks around, and unfortunately, making it difficult for investors to understand what's the value of the company.

So I hope that's something over time that even the FCC spends more time on to understand is this the right type of structure that should go forward for these. And, again, I'm saying this from a position of we obviously took action to ensure regardless we were going to be funded, fully funded, for our business plan to go forward. But it is something that, given where we started in the market to where it is now and what's evolved, from my perspective, it's a little unfortunate that you have this type of trading activity that happens sort of pre de-SPAC through the de-SPAC for a period of time that's based on, potentially, other things that don't have to do with the company's value.

Nick Clayton

Yeah, certainly. As you imagine a SPAC insider, it's something we're talking about all the times in terms of potential ways to improve SPACS and ways to get over some of the kind of the current ecosystem, the current market conditions that we're dealing with. But of course, there are going to be better days in the market ahead at some point. And--

Robert Picoli

--Yeah. There will be. And I--go ahead. Sorry.

Nick Clayton

I was just going to say, there are advantages to being a publicly traded company in general. I'm just interested in what are some of those advantages that are most attractive to you as well?

Robert Picoli

Well, look, we went into this. One is because of the nature of getting a fully funded business plan. So that was fundamental. And we've obviously done some things along the way as the market change and as we've discussed to ensure we have it regardless. But the other thing that's important about that is, as a public company, given the higher threshold on compliance and things, you're viewed differently and treated a little differently, for example, from your customers, so public utilities that have a high compliance standard and any public companies, the largest ones.

The fact that we're a public company means that we're going to have a little smoother process and contracting. We're going to have access to the debt markets at better rates. And in this business and renewables, as you know, it's quite important to have that access. And then, what I'd say is, overall, I think the ability for us to have a platform now, that is public for our company, so that's just being a public company, the IPO, is going to raise the visibility, not only of what we're providing, but, and this was fundamental to our mission, Nick, we have a big problem in the world. And we need to turn up the volume on it and make sure we're shouting it.

I mean, it's amazing. You saw John Kerry came out just two days ago stating that this is a grave situation that we're in. And he was--he’s a climate czar for Biden. So I think in being a public company, I mean, our mission of the company is de-carbonization of the planet. And I think that being a public company will give us the ability to, I think, have a little more visibility about the problem we're solving it, how we're solving it. So we uniquely are integrating waste materials, circular economy, making our solution local, good for local jobs, minimizing GHG from the transport sector.

This isn't a nice to have. This should be an obligation of every company. And so from that perspective, I'm very happy that we're going to be public and that we can turn up the volume on not only how we're helping in decarbonization but the how of our solution, meaning how it's architected, how it's developed, how it's designed innovatively to ensure we're being responsible about the planet.

Nick Clayton

Great. Well, that's a perfect note to end on. I think it's gonna be really fascinating to keep following, really, Energy Vault in its rollout, especially these different use cases and these different locales as well and the ways in which it's going to be changing our energy mix and the way that we power everything. It's going to be great to watch. And thanks so much for being on.

Robert Picoli

Nick. Thank you. I appreciate it. It was a pleasure to chat. And thank you for giving me the opportunity. And I appreciate all the prior (INAUDIBLE) that you've aired in learning about different companies, but inparticular getting perspectives from how the other companies are dealing with the volatility in the market and how they're evolving in their SPAC and de-SPACs. So, appreciate that. Thank you.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, expectations with respect to revenue generated under such agreements and the consummation of such agreements, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to perform under sales agreements; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed out to Novus’s stockholders. Investors and security holders of Novus are urged to read the definitive proxy statement/prospectus, as well as any amendments and supplements thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. Investors and security holders are also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in the definitive proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the definitive proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.